UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2010

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on July 1, 2010.

Luxottica: monthly update on share buyback program

Milan, Italy - July 1, 2010 - In connection with the share buyback program approved at the Shareholders’ Meeting on October 29, 2009, and launched on November 16, 2009, Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) announced today that during the month of June it purchased under that buyback program an aggregate amount of 435,000 shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 20.43 per share, for an aggregate amount of Euro 8,886,879.

In parallel, Luxottica Group’s subsidiary, Arnette Optics Illusions Inc., sold during the same period on the MTA an aggregate amount of 410,000 treasury shares, at an average unit price of Euro 20.54 per share, for an aggregate amount of Euro 8,420,660.

Since the launch of the program, Luxottica Group purchased an aggregate total amount of 2,823,866 of its shares, at an average unit price of Euro 18.51 per share, for an aggregate amount of Euro 52,263,205. In parallel, Luxottica Group’s subsidiary Arnette Optics Illusions Inc. sold an aggregate total amount of 3,002,307 treasury shares, at an average unit price of Euro 18.34 per share, for an aggregate amount of Euro 55,055,661.

Contacts Luxottica Group

Ivan Dompé Group Director of Corporate Communications Tel.: +39 (02) 8633 4726 Email: ivan.dompe@luxottica.com	Alessandra Senici Group Director of Investor Relations Tel.: +39 (02) 8633 4718 Email: InvestorRelations@Luxottica.com

Luca Biondolillo SVP of International Corporate Communications Tel.: +1 (516) 918 3100 Email: LBiondolillo@us.luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: July 1, 2010	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER